Exhibit 2.1

MEMBERSHIP INTEREST PURCHASE AND SALE AGREEMENT

This Membership Interest Purchase and Sale Agreement (the “Agreement”) is made and entered into as of May 19, 2025 (the “Effective Date”), by and between: Super League Enterprise, Inc., a corporation organized under the laws of the State of Delaware (“SLE”), and its wholly-owned subsidiary InPvP, LLC, a Delaware limited liability company (“InPvP”) (SLE and InPvP are collectively referred to herein as “Seller"), on the one hand, and Mineville, LLC, a Delaware limited liability company (“Purchaser”), on the other hand. Seller and Purchaser are sometimes referred to herein as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, InPvP is in the business of owning, operating, publishing, commercializing, and updating Mineville, a server on the video game Minecraft;

WHEREAS, Purchaser is a newly formed entity that will own and operate Mineville post-closing of the Agreement;

WHEREAS, SLE desires to sell one hundred percent (100%) of its membership interests in InPvP (the “Equity Interests”), inclusive of the assets listed in Exhibit A hereto (collectively, the “Assets”), on the terms and conditions set forth herein below;

WHEREAS, Buyer desires to acquire the Equity Interests on the terms and conditions set forth hereinbelow; and

WHEREAS, the Parties desire that the transaction qualify as a “tax-free” reorganization under Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”).

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and in reliance upon the representations and warranties hereinafter set forth, the parties agree as follows:

1.	Definitions

“Action” means any action, appeal, petition, plea, charge, complaint, claim, suit, demand, litigation, arbitration, mediation, hearing, inquiry, investigation or similar event, occurrence, or proceeding by or before any Governmental Authority, arbitrator or mediator.

“Affiliates” means, with respect to any person or entity, all persons or entities directly or indirectly through one or more intermediaries (i) controlled by the person or entity, (ii) that control the person or entity, or (iii) that are under common control with the person or entity, and all directors, shareholders, manager, members, officers and partners of any such entity.

“Business” means InPvP, LLC and the business of owning, operating, publishing, commercializing, and updating Mineville, a server on the video game Minecraft, as carried on by the Seller as of the date of this Agreement.

“Business Day” means a day on which banks generally are open for business in Los Angeles, California.

“Business IP” means all Intellectual Property owned by the Seller and exclusively used in connection with the Business, including:

(a)    source code, patches, demos, modifications, updates, tools, libraries, manuals, instructions, packaging and labels for Mineville;

(b)    copyright, trademarks, domain names, patents, designs, trade secrets and confidential information; and

(c)    intellectual property identified in Exhibit A.

“Business Loan” means the Business Loan and Security Agreement dated February 7, 2025 between Agile Capital Funding, LLC, Agile Lending, LLC, SLE and InPvP.

“Business Records” means all documents and information exclusively relating to the Business in whatever form and wherever situated, including, without limitation except that none of the foregoing shall be interpreted to extend to the proprietary business records, documents or information of Seller or any Affiliate of Seller: (a) all corporate records; (b) executed copies of all relevant contracts; (c) all technical information and data, maps, computer files, diagrams, blueprints and schematics; (d) all filings made with or records required to be kept by any Governmental Authority; (e) all research and development reports; (f) all equipment and operating logs; (g) all financial and accounting records; (h) all creative, promotional or advertising materials; (i) all customer, vendor and supplier invoices and lists, mailing lists and other distribution lists and (j) all Mineville user or player information relevant to ongoing operation and support of the Business; provided that Business Records shall not include any of Seller’s privileged information that are unrelated to the Business

“Closing” means completion of the sale and purchase of the Equity Interests in accordance with Section 2.1.

“Encumbrance” means any (a) security for the payment of money or performance of obligations, including a mortgage, charge, lien, pledge, trust, power, title retention or flawed deposit arrangement; (b) right, interest or arrangement which has the effect of giving another person a preference, priority or advantage over creditors including any right of set-off; (c) right that a person (other than the owner) has to remove something from land (known as a profit à prendre), easement, public right of way, restrictive or positive covenant, lease, or license to use or occupy; (d) third party right or interest or any right arising as a consequence of the enforcement of a judgment, (e) or any agreement to create any of the foregoing or allow them to exist.

“Government Authority” means any governmental, semi-governmental, administrative, fiscal, judicial or quasi-judicial body, department, council (municipal or otherwise), commission, authority, tribunal, agency or entity.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Indebtedness” means, as to any Person, without duplication, (i) all obligations or liabilities of such Person for borrowed money or in respect of loans or advances (including, without limitation, reimbursement and all other obligations with respect to surety bonds, guarantees, letters of credit, banker’s acceptances, corporate credit card or business credit lines whether or not matured, indemnities, performance letters, comfort letters and other arrangements similar to the foregoing); (ii) all obligations or liabilities of such Person under or pursuant to any arrangement to pay the deferred purchase price of property or services or the acquisition of any business, as obligor or otherwise; (iii) all obligations or liabilities of such Person under or pursuant to any interest rate and currency swaps, caps collars, interest rate cap agreements, interest rate swap agreements, foreign currency exchange agreements and similar agreements or hedging devices; (iv) all obligations or liabilities created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person; (v) all obligations or liabilities of such Person under or pursuant to leases which are required to be, in accordance with GAAP, recorded as capital leases; (vi) all obligations or liabilities secured by any Encumbrance on any property or asset owned by that Person; (vii) all obligations or liabilities of such Person for off balance sheet financing of such Person; (viii) all obligations or liabilities of such Person evidenced by bonds, debentures, notes or other similar securities or instruments; (ix) all obligations or liabilities of such Person for any direct or indirect guarantees made by such Person of any Indebtedness of any other Person described in clauses (i) through (viii); and (x) any accrued but unpaid interest, Taxes, interest, unpaid prepayment or redemption penalties, premiums or payments and unpaid fees and expenses that are payable in connection with retirement, payment or prepayment of any of the foregoing liabilities or obligations.

“Intellectual Property” means any and all intellectual property rights in the world arising under the Laws of any jurisdiction with respect to, arising from or associated with the following: (a) all Internet addresses and domain names (“Domain Names”); (b) trade names, trademarks and service marks (registered and unregistered), trade dress, industrial designs, brand names, trade dress rights, logos, emblems, signs or insignia, social media handles and names, and similar rights and applications to register any of the foregoing, and all goodwill associated therewith throughout the world (collectively, “Marks”); (c) patents, patent applications (including any provisional or non-provisional patent applications, Patent Cooperation Treaty applications, divisionals, continuations, continuations-in-part, renewals, reexaminations, extensions, and reissues), rights therein provided by international treaties or conventions and rights in respect of utility models or industrial designs (collectively, “Patents”); (d) copyrights and works of authorship (including copyrights in software programs) and registrations and applications therefor and all other rights corresponding thereto, moral rights, database and design rights, and mask works and registrations and applications therefor (collectively, “Copyrights”); (e) know-how, discoveries, trade secrets, methods, processes, technical data, specifications, research and development information, technology, data bases and other proprietary or confidential information, including customer lists, in each case that derives economic value from not being generally known to other Persons who can obtain economic value from its disclosure, but excluding any Copyrights or Patents that cover or protect any of the foregoing (collectively, “Trade Secrets”); and (f) all other intellectual property and industrial property rights and assets, and all rights, interests and protections that are associated with, similar to, or required for the exercise of, any of the foregoing.

“Law” includes any statute, legislation, law, regulation, by-law, scheme, determination, award, ordinance, rule or other statutory provision of a local Governmental Agency, State, Territory or the United States of America.

“Liability” means any Indebtedness, obligation, or liability, including any interest, penalties, fees, costs and expenses, whether known or unknown, matured or unmatured, accrued or unaccrued, vested or unvested, asserted or unasserted, actual or contingent.

“Losses” means any and all losses, damages, liabilities, deficiencies, interest, awards, judgments, penalties, reasonable and documented out-of-pocket costs or expenses, including reasonable and documented out-of-pocket attorneys’ fees and costs.

“Material Adverse Effect” means any event, occurrence, fact, condition, change, circumstance, effect, development or state of facts that has had, or would reasonably be expected to have, a material adverse effect on the business, results of operation, condition (financial or otherwise), assets or liabilities of the Business, taken as a whole.

“Permit” means a permit, license, consent, permission, certification or authorization issued by a Government Authority which is required by a person in order for the person to own, use or occupy assets or carry on any aspect of its business.

“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

“Post-Closing Tax Period” means any taxable period beginning after the Effective Date and, with respect to any taxable period beginning before and ending after the Effective Date, the portion of such taxable period beginning after the Effective Date.

“Pre-Closing Tax Period” means any taxable period ending on or before the Effective Date and, with respect to any taxable period beginning before and ending after the Effective Date, the portion of such taxable period ending on and including the Effective Date.

“Purchase Price” means the amount Purchaser shall pay to SLE at Closing, specified in Section 2.2.

“Related Party” means any present stockholder, officer, director, Affiliate, or employee of Seller, , or any parent, child, sibling or spouse who resides with, or is a dependent of, any such person or entity controlled by such person.

“Representative” means, with respect to any Person, any and all directors, partners, members, managers, officers, employees, consultants, financial advisors, counsel, accountant, and other agents of such Person.

“Taxes” means any tax, levy, charge, impost, duty, fee, deduction, goods and services tax, payroll, fringe benefits, capital gains, compulsory loan, withholding, stamp, transaction, registration, duty or similar charge which is assessed, levied, imposed or collected by any Government Authority and includes, but is not limited to, any interest, fine, penalty, charge, fee or any other accounting imposed on, or in respect of any of the above.

“Tax Return” means any return, report or statement filed or required to be filed with a Governmental Authority with respect to any Taxes (including any elections, declarations, schedules or attachments thereto, and any amendment thereof) including any information return, claim for refund, amended return or declaration of estimated Taxes.

1.1    Interpretation. In this Agreement, unless the contrary intention appears:

(a)    any reference to a section, exhibit, or schedule is a reference to a section of, exhibit in or schedule to, this Agreement;

(b)    if a word or phrase is defined, its other grammatical forms have a corresponding meaning;

(c)    a reference to dollars and “$” is to the currency of the United States;

(d)    a reference to a statute, ordinance, code or other law includes a regulation, rule or other statutory instrument issued under it and consolidations, amendments, re-enactments or replacements of any of them;

(e)    any reference to a breach of any of the representations and warranties includes any of the representations and warranties not being complete, true or correct;

(f)    the singular includes the plural and vice versa;

(g)    party means any party to this Agreement;

(h)    a reference to a matter being “to the knowledge” of a person means that the matter is to the best of the knowledge and belief of that person after making reasonable enquiries in the circumstance;

(i)    a reference to time is to Pacific time; and

(j)    where any obligation of this Agreement is to be performed on a day other than a Business Day, that obligation is to be performed on the next Business Day.

2.	Transaction

2.1    Transaction Overview. Subject to the terms and conditions set forth herein, Seller agrees to sell, assign, transfer, convey, and deliver to Purchaser the Equity Interests, inclusive of the Assets and with no Encumbrances, Indebtedness or Liabilities associated therewith, to Purchaser and Purchaser agrees to purchase the Equity Interests in InPvP from SLE (the “Transaction”). The Equity Interests, inclusive of the Assets, shall be transferred to the Purchaser at the closing to occur on or around the Effective Date (“Closing”) with all rights, which are, at Closing, attached or accruing to them. Legal and beneficial ownership of and in the Assets passes to Purchaser upon Closing.

2.2    Purchase Price. Purchaser agrees to pay the sum of three hundred and fifty thousand dollars ($350,000.00 USD) (the “Purchase Price”) to Seller for the Equity Interests and Assets at Closing.

2.3    No Assumption of Liabilities. Purchaser is acquiring only the Equity Interests in InPvP as set forth herein and is not assuming, and shall not be deemed to have assumed, any liabilities or obligations of the Seller or of any other person or entity, whether known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, and whether arising before, on, or after the Closing Date, except as expressly set forth in this Agreement.

3.	Payment Terms

3.1    Payment Method & Instructions. Purchaser shall effectuate a wire transfer in the sum of three hundred fifty thousand dollars ($350,000.00) to Seller’s designated account at Closing as follows:

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3.2    Payment Confirmation. Purchaser shall provide written confirmation of successful wire transfer to Seller immediately upon completion of payment at Closing.

4.	Seller Deliverables At (Or Prior To) Closing

4.1    duly executed copies of this Agreement, effecting the transactions contemplated herein;

4.2    approval letter from Agile Lending, LLC and Agile Capital Funding, LLC releasing InPvP as a Borrower and Guarantor on the Business Loan and releasing and waiving all past, present and future claims against InPvP as related to the Business Loan; and

4.3    possession, title and control of all Business Records and Assets.

5.	Purchaser Deliverables at Closing

5.1    duly executed copies of this Agreement, effecting the transactions contemplated herein; and

5.2    payment of the Purchase Price.

6.	Representations And Warranties of Seller

6.1    Corporate Authority. Seller is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all necessary corporate or entity power and authority to transfer ownership of the Assets and to carry on business as currently conducted. Seller has all necessary corporate power and authority to enter into this Agreement and any related transaction documents to which Seller is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

6.2    Ownership. SLE represents and warrants that it owns one hundred percent (100%) of InPvP, free and clear of liens or claims.

6.3    Compliance. Seller represents and warrants that it has operated in compliance with all applicable Laws.

6.4    No Conflicts; Consents. Seller represents and warrants that the consummation of the transactions contemplated herein do not and will not: (a) result in a violation or breach of any provision of the certificate of incorporation or bylaws of Seller; (b) result in a violation or breach of any provision of any Law or Governmental Order applicable to Seller, the Equity Interests, or the Assets; (c) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default under or result in the acceleration of any contracts; (d) require the consent, notice, vote, approval or other action by the stockholders of SLE; or (e) result in the creation or imposition of any Encumbrance on any Purchased Asset. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Seller in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

6.5    Sufficiency of Business Records and Assets. Seller represents and warrants that the Business Records and Assets provided to Purchaser constitutes all the rights, property and assets necessary and sufficient for the continued conduct of the Business after the Closing by Purchaser as currently conducted and as currently proposed to be conducted by Seller prior to the Closing.

6.6    Intellectual Property.

a.    Exhibit A sets forth an accurate and complete list of (i) all Domain Names included in the Business IP of which Seller is the registrant or beneficial owner specifying for each its registrant (and, if anonymized, the beneficial owner) and renewal date, and whether it is active (collectively, the “Business Registered Domain Names”); (ii) all registered Marks, pending applications for registration of Marks included in the Business IP (collectively, the “Business Registered Marks”); (iii) all Patents included in the Business IP (collectively, the “Business Patents”); and (iv) all registered Copyrights (including, without limitation, software programs and proprietary databases) and all pending applications for registration of Copyrights included in the Business IP (collectively, the “Business Registered Copyrights” and, together with the Business Registered Domain Names, the Business Registered Marks and the Business Patents, the “Business Registered IP”), indicating as to each item in (ii)-(iv) as applicable: (i) the current owner; (ii) the jurisdictions in which the item is issued or registered or in which any application for issuance or registration has been filed, (iii) the respective issuance, registration, or application number of the item, and (iv) the dates of application, issuance or registration of the item.  Except as and to the extent disclosed on Exhibit A, Seller has timely paid all filing, extension, examination, issuance, post registration and maintenance fees, annuities and the like associated with or required with respect to any of the Business Registered IP, and all documents, assignments, recordations and certificates necessary to be filed by Seller to maintain the effectiveness of the Business Registered IP and to secure and record title to Business Registered IP have been filed with the relevant patent, copyright, trademark or other authorities in the United States or other foreign jurisdictions, as the case may be, so that no item listed on Exhibit A has lapsed, expired or been abandoned or canceled other than in the ordinary course of business.

b.    To the knowledge of Seller, all Business IP which are material to the conduct of the Business (i) are valid and enforceable and (ii) are not subject to any outstanding injunction, judgment, order, decree, ruling or charge, including allegations of infringement, against Seller of which Seller has received notice.

c.    Seller owns all right, title and interest in and to the Business Registered IP and is entitled to use such Business Registered IP in the operation of the Business as currently conducted, free and clear of all Encumbrances. Seller owns all Intellectual Property Rights in the Business IP, and is entitled to use such Business IP in the operation of the Business as currently conducted, free and clear of all Encumbrances, except for Permitted Encumbrances.

d.    Seller has exercised a reasonable degree of care that is consistent in all material respects with the standards of the industry in which Seller operates in order to protect the secrecy and maintain the confidentiality and legal validity of all Trade Secrets included in the Business IP. No material (individually or in the aggregate) Trade Secret has been disclosed or authorized to be disclosed to any third party other than pursuant to a non-disclosure agreement that protects Seller’s proprietary interests in and to such Trade Secrets.

e.    The conduct of the Business as currently conducted, does not infringe upon or misappropriate or violate the Intellectual Property of any third party. Seller have not received written or, to the knowledge of Seller, oral, notice of any claim or notice asserting that the conduct of the Business by Seller as currently conducted infringes upon or misappropriates the Intellectual Property of any third party.

f.    There are no claims asserted or threatened by Seller that a third party infringes or otherwise violates any of the Business Registered IP or any other rights protecting Intellectual Property or Technology owned by or exclusively licensed to Seller.  To the knowledge of Seller, no third party is misappropriating, infringing or violating any Intellectual Property or Technology owned by or exclusively licensed to Seller.

g.    To the knowledge of Seller, the Business Registered IP and other Intellectual Property or Technology owned by Seller and included in the Business IP, together with the grants granted to Seller under the IP Licenses and under any “shrink-wrap” or “click-wrap” license agreements and rights granted under the Transition Services Agreement, are sufficient for the continued conduct of the Business by Purchaser after the Closing Date in the same manner as such business was conducted prior to the Closing Date in all material respects. Neither the execution of this Agreement nor the consummation of any transaction contemplated hereby will materially and adversely affect any of Purchaser’s rights in and to the Business IP.

h.    Seller implements and maintains industry-standard security in connection with the operation of the Business.  To the knowledge of Seller, Seller has not experienced any breach of security or otherwise unauthorized access by third parties to Trade Secrets in connection with the operation of the Business.

i.    Seller has not granted any options, licenses or agreements of any kind relating to any Business IP outside of nonexclusive end use terms of service and customer agreements entered in the ordinary course of Business (copies of which have been provided to Purchaser).

6.7    Legal Proceedings; Governmental Orders.

a.    There are no Actions pending or, to the knowledge of Seller, threatened in writing against or by Seller relating to or affecting the Business, the Assets in any material respect, or that would affect the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby.

b.    There are no outstanding Governmental Orders, or, to the knowledge of Seller, pending before a Governmental Authority or threatened in writing against Seller and no unsatisfied judgments, penalties or awards against, relating to or affecting the Business or the Assets in any material respect, or that would affect the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby.

6.8    Compliance with Laws; Permits.

a.    Seller is in compliance with all Laws applicable to the conduct of the Business as currently conducted and the ownership and use of the Assets, and Seller has been in compliance with all Laws applicable to the Business and the ownership and use of the Assets during the two (2) years prior to the date hereof except as would not, individually or in the aggregate, be expected to be material to the Business taken as a whole. Seller has not received any written notice that any violation of the foregoing is being alleged.

b.    Except for the Permits and general authorizations to conduct business as set forth in Exhibit A, no Permits are required for Seller to conduct the Business as currently conducted or for the ownership and use of the Assets.

6.9    Microsoft Approval. Seller represents and warrants that it has obtained the necessary approval from Microsoft to transfer SLE’s ownership interest in InPvP to Purchaser, including, without limitation, Microsoft’s authorization for the transfer and continued use of all corresponding licenses, rights, and entitlements held by Seller. Seller shall provide Purchaser with written evidence of such approval and authorization prior to or at the Closing.

6.10    Liabilities. Seller represents and warrants that InPvP has no known or unknown, foreseen or unforeseen, anticipated or unanticipated, liabilities as of the Closing.

6.11    Assets. The Assets of Seller that are incorporated into the products or services made generally available by Seller in connection with the Business as presently conducted does not, to the knowledge of Seller, contain any program routine, device, or other undisclosed feature, including, without limitation, a time bomb, virus, software lock, drop-dead device, malicious logic, worm, trojan horse, bug, error, defect or trap door, that deletes, disables, deactivates, interferes with, or otherwise harms such Assets, or the hardware, data, or computer programs or codes, or that provides access or produces modifications not authorized by Seller.

6.12    Security. Seller implements and maintains industry-standard security in connection with the operation of the Business. To the knowledge of Seller, in the last five (5) years Seller has not experienced any breach of security or otherwise unauthorized access by third parties in connection with the operation of the Business.

6.13    Exclusivity. Seller has not granted any options, licenses or agreements of any kind relating to any Assets outside of nonexclusive end use terms of service and customer agreements entered in the ordinary course of Business (copies of which shall be provided to Purchaser).

6.14    Taxes.

a.    Seller has filed or will file (taking into account any valid extensions) all Tax Returns with respect to the Business and Purchased Assets required to be filed by Seller.  Such Tax Returns are, or will be, true, complete and correct in all respects. All Taxes due and owing by Seller (whether or not shown on any Tax Return) have been, or will be, timely paid.

b.    Seller has withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, shareholder or other party, and complied with all information reporting and backup withholding provisions of applicable Law.

c.    No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of Seller.

d.    All deficiencies asserted, or assessments made, against Seller as a result of any examinations by any Governmental Authority have been fully paid.

e.    No jurisdiction where Seller does not file a Tax Return has made a claim in writing that Seller is required to file a Tax Return relating to the Business or the Assets for such jurisdiction or that any Taxes relating to the Business or the Assets are due as a result of doing business in any such jurisdiction.

f.    There are no Encumbrances for Taxes upon any of the Assets nor is any Governmental Authority in the process of imposing any Encumbrances for Taxes on any of the Assets.

g.    The Purchased Assets do not include any stock or other ownership interests in any corporations, partnerships, joint ventures, limited liability companies, business trusts, or other entities.

h.    Seller is not currently a party to any pending examination, audit, Action, administrative or judicial proceeding relating to Taxes, nor has any examination, audit, Action or proceeding been threatened in writing by any Governmental Authority, and no claim for assessment or collection of Taxes which previously has been asserted relating in whole or in part to Seller that remains unpaid.

6.15    Reliance on Representations and Warranties. Seller acknowledges and agrees that Purchaser is entering into this Agreement in material reliance upon the representations, warranties, disclosures, and information provided by Seller. Seller hereby represents and warrants that all information, statements, documents, and materials provided to Purchaser in connection with this transaction are true, correct, and complete in all material respects and do not omit any material fact necessary to make such information not misleading. Seller further acknowledges that, but for such representations and warranties, Purchaser would not have entered into this Agreement or consummated the transactions contemplated herein.

7.	Representations and Warranties of Purchaser

7.1    Corporate Authority. Purchaser has legal authority to enter into and perform this Agreement.

7.2    Financial Capability. Purchaser has sufficient funds to pay the Purchase Price.

7.3    No Conflicts. This Agreement does not violate existing regulations or contracts binding Purchaser.

8.    Books and Records. In order to facilitate the resolution of any claims made by or against or incurred by Purchaser after the Closing, or for any other reasonable purpose, for a period of one (1) year after the Closing, SLE shall:

a.    retain the books and records of Seller which relate to the Business and its operations for a one (1) year period prior to the Closing; and

b.    upon prior reasonable written notice, afford Purchaser’s Representatives reasonable access during normal business hours, to such books and records, solely to the extent such books and records relate to the Business and its operations.

Seller shall not be obligated to provide Purchaser with access to any books or records (including personnel files) pursuant to this Section 8.1 where such access would violate any Law, fiduciary duty, contractual obligation or attorney-client privilege of Seller.

9.	Tax Matters

9.1    Seller and Purchaser agree to furnish or cause to be furnished to the other, upon request, as promptly as practicable, information and assistance relating to the Business and the Assets, including access to books and records, as is reasonably necessary in connection with (i) the preparation or filing of any Tax Return by Purchaser or Seller, (ii) the making of any Tax election by Purchaser or Seller, (iii) Purchaser or Seller’s claim for any Tax refund, (iv) the determination of liability for Taxes, and (v) any audit, examination or other proceeding in respect of Taxes related to the Business or the Assets. Each of Purchaser and Seller shall retain all Tax Returns, work papers and other material records or other documentation in its possession (or in the possession of any Affiliate) in respect of Tax matters relating to the Business and the Assets for any Tax period that includes the Closing Date and all prior taxable periods until the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate.

9.2    All Taxes levied with respect to the Business or the Assets for a taxable period that includes (but does not end on) the Closing Date shall be apportioned between Seller and Purchaser as of the Closing based on the number of days of such taxable period included in the Pre-Closing Tax Period and the number of days of such taxable period included in the Post-Closing Tax Period. Seller shall be liable for the proportionate amount of such Property Taxes that is attributable to the Pre-Closing Tax Period, and Purchaser shall be liable for the proportionate amount of such Property Taxes that is attributable to the Post-Closing Tax Period. In the event that either Seller or Purchaser shall make any other payment for which it is entitled to reimbursement under this Section 8, the other Party shall make such reimbursement promptly but in no event later than twenty (20) days after the presentation of a statement setting forth the amount of reimbursement to which the presenting party is entitled along with such supporting evidence as is reasonably necessary to calculate the amount of reimbursement.  If any party will not be able to settle by the twentieth (20th) day, the paying party should notify the receiving party in writing. For the avoidance of doubt, Section 8 shall survive the Closing Date.

10.	Non-Solicitation/Non-Competition

10.1    Seller agrees that, for the period commencing on the Closing Date and expiring on the two (2) year anniversary of the Closing Date, Seller shall not and shall cause its controlled Affiliates not to directly or indirectly, (i) contact, approach, hire or solicit for the purpose of offering employment or any similar arrangement any Purchaser personnel, or (ii) assist any other Person in hiring any Purchaser personnel; provided, however, that this Section 9 shall not prohibit general solicitations for employment through advertisements or other means not directly targeted at the Purchaser personnel, or apply to any Purchaser personnel that are terminated by the Purchaser after the Closing Date.

10.2    Neither Seller nor its Affiliates shall use in any way the name “Mineville” or any derivations thereof.

11.	Post-Closing Business Relationship

11.1    SLE Rights to Ad Sales and Brand Integration Rights.

a.    SLE shall have the following ad sales and brand integration rights (the “Sales Rights”) to all of Purchaser’s Microsoft servers, including all owned by BlockHero LLC (collectively, the “Servers”) for a term of two (2) years (the “Sales Term”) from the Effective Date.

b.    For the initial year of the Sales Term, SLE shall have exclusive third-party Sales Rights, with the Purchaser reserving the ability to sell directly to brands on a first party basis. The Parties agree during the initial year of the Sales Term to collaborate on common pricing and packaging.

c.    For the second year of the Sales Term, Purchaser has the right, but not the obligation, to convert SLE’s Sales Rights to non-exclusive.

d.    The Servers shall consist of (a) Mineville (to the extent Microsoft approves advertising and/or brand integrations with Bedrock servers), (b) Purchaser’s current Minecraft servers, not including the server known as “Purple Prison”, and (c) all servers launched and/or acquired by Purchaser during the Sales Term.

e.    All ad sales and brand integrations (collectively, the “Programs”) are subject to Purchaser’s prior written approval, which shall take into account compliance with Microsoft’s terms of service and the terms of any applicable agreements between Purchaser and Microsoft (including any Microsoft Channel Agreement). SLE agrees not to enter into agreements for Programs without Purchaser’s prior written consent and also will use commercially reasonable efforts to refrain from proposing or activating Programs that may damage the Purchaser’s and/or Servers goodwill or reputations.

11.2    Technology Integration by Purchaser. For all Servers, except for the Server known as “Purple Prison,” Purchaser shall integrate all technology required to enable ad placements and brand integrations, handle trafficking, and support and deliver all other reasonable elements of programs sold by SLE.

11.3    Revenue Sharing. During the Sales Term, the following revenue sharing economics shall apply for all ad sales and brand integrations generated directly and solely by SLE pursuant to Section 12.1 above.

a.    Seller shall retain sixty percent (60%) of net revenue (defined as gross revenue less actual and documented out-of-pocket costs of Purchaser and SLE with no margin permitted thereon) until gross sales revenue exceeds US$1,000,000.00.

b.    Upon $1,000,000 in gross sales achievement, Seller shall retain fifty percent (50%) of net revenue through the remainder of the Sales Term. If gross sales revenue exceeds $1,500,00.00 during the Sales Term, the Sales Term shall renew automatically for one additional year, with SLE’s level of exclusivity remaining the same as is in place as of the conclusion of the initial Sales Term.

12.	Critical Employees

SLE has provided Purchaser with a shortlist of employees (the “Prospective Purchaser Employees”) that are critical to the knowledge transfer and day-to-day operations of the Business. Purchaser shall have sole discretion in terms of hiring the Prospective Purchaser Employees. All negotiations between Purchaser and Prospective Purchaser Employees shall be undertaken exclusively between such parties. In the event Purchaser hires any Prospective Purchaser Employees, such hiring shall be deemed the commencement of new employment relationships solely with Purchaser. Purchaser shall not assume, and shall not be liable for, any obligations or liabilities arising out of or relating to such individuals’ prior relationship or employment with Seller. SLE shall remain solely responsible for any and all liabilities associated with such individuals’ prior relationship with Seller, including but not limited to any wage and hour claims, benefits, severance, or other employment-related obligations arising prior to the commencement of employment with Purchaser.

13.	Governing Law and Dispute Resolution

13.1    Jurisdiction. This Agreement shall be governed by the laws of the State of California, without regard to conflict of law principles.

13.2    Venue. All legal disputes shall be resolved exclusively in Los Angeles County, Los Angeles, California.

13.3    Binding Arbitration. Any dispute, controversy, or claim arising out of or relating to this Agreement or the breach, termination, enforcement, interpretation, or validity thereof, including the determination of the scope or applicability of this arbitration provision, shall be resolved by final and binding arbitration administered by the American Arbitration Association (“AAA”) in accordance with its Commercial Arbitration Rules then in effect. The arbitration shall be conducted before a single arbitrator in Los Angeles, California. Judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The parties agree that arbitration shall be the exclusive forum for resolving all such disputes and expressly waive any right to a jury trial. Each party shall bear its own attorneys’ fees and costs, except as otherwise awarded by the arbitrator in accordance with applicable law or the terms of this Agreement.

14.	Confidentiality and Indemnification

14.1    Confidentiality. Both parties shall maintain strict confidentiality regarding the terms of this Agreement and proprietary business information, excluding disclosure as may be required by Seller in conjunction with the Securities Exchange Act of 1934, as amended.

14.2    Indemnification By Seller. Seller shall indemnify Purchaser and its Affiliates and their respective directors, officers, employees, and assigns (collectively, the “Purchaser Indemnified Parties”) against, and shall hold Purchaser Indemnified Parties harmless from and against, any and all Losses incurred or sustained by, or imposed upon, the Purchaser Indemnified Parties arising out of or resulting from:

a.    any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement;

b.    any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Seller pursuant to this Agreement; or

c.    any debts, claims, liabilities or obligations of Seller, whether known or unknown, fixed or contingent, arising out of or relating to periods prior to Closing, including but not limited to any misrepresentation or failure to disclose such debts, liabilities or obligations.

The indemnification obligations set forth herein shall not be subject to any materiality qualifiers, thresholds, deductibles, or caps, and shall survive the Closing indefinitely with respect to any claims based on fraud, willful misconduct, or intentional misrepresentation, and for a period of five (5) years for all other claims.

14.3    Indemnification By Purchaser.  Purchaser shall indemnify Seller and its Affiliates and their respective directors, officers, employees, and assigns (collectively, the “Seller Indemnified Parties”) against, and shall hold the Seller Indemnified Parties harmless from and against, any and all Losses incurred or sustained by, or imposed upon, the Seller Indemnified Parties arising out of or resulting from:

a.    any inaccuracy in or breach of any of the representations or warranties of Purchaser contained in this Agreement; or

b.    any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Purchaser pursuant to this Agreement.

In no event shall the aggregate liability of Purchaser for any and all claims by the Seller Indemnified Parties exceed the Purchase Price, other than with respect to claims resulting from Purchaser’s fraud.

15.	Miscellaneous Provisions

15.1    Transaction Expenses. Each party shall bear its own legal fees and expenses in connection with the Transaction.

15.2    Notices. Communications shall be sent to the following addresses:

If to Seller:	2450 Colorado Ave., Suite 100E, Santa Monica, CA 90404 Attn: Matt Edelman, CEO & President; Email: matt.edelman@superleague.com

If to Purchaser:	629 Estrella Dr., Lexington, KY 40511 Attn: Mohamed Weheba Email: mohamed@weheba.net With copy to: MGL LLP Attn: Wileen Leu 5777 W. Century Blvd., #1125 Los Angeles, CA 90045 Email: wileen@mgllaw.com

15.3    Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

15.4    Counterparts. This Agreement may be executed in multiple counterparts, all of which when taken together shall constitute one and the same agreement.

15.5    Further Assurances. The Parties agree to execute and deliver any additional documents necessary to finalize the transaction. Following the Closing, each of the Parties hereto shall, and shall cause its controlled Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement. In the event that, after the Closing, it is determined that any asset, right, or property related to or used in connection with the Business was not transferred to Purchaser as contemplated by this Agreement, Seller shall promptly take all actions reasonably necessary to transfer, assign, convey, and deliver such asset, right, or property to Purchaser at no additional cost to Purchaser. Seller shall further cooperate in good faith to execute any documents or instruments and take any other actions required to effectuate the full and complete transfer of such omitted assets to Purchaser. For the avoidance of doubt, nothing in this Section 15.5 shall require either Party to waive any of its rights under this Agreement.

15.6    Amendments. Any modification to this Agreement must be in writing and signed by both parties.

15.7    Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

15.8    Entire Agreement. This Agreement (including the Exhibits ) constitutes the entire agreement of the parties with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous representations, warranties, understandings and agreements, both written and oral, with respect to such subject matter.

15.9    Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof or were otherwise breached. It is accordingly agreed that the parties to this Agreement shall be entitled to seek equitable relief, including, without limitation, an injunction or injunctions (without the payment or posting of any bond) in connection with any breach or threatened breach of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, including, without limitation, to enforce the obligations of each of Purchaser and Seller to consummate the Closing. This paragraph shall not be construed as an election of any remedy, or as a waiver of any right available to the parties under this Agreement or the law, including, without limitation, the right to seek damages from the breaching party for a breach of any provision of this Agreement, nor shall this paragraph be construed to limit the rights or remedies available under applicable law for any violation of any provision of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been executed by the Parties as of the Effective Date.

INPVP, LLC

By:

Name:

Title:

SUPER LEAGUE ENTERPRISE, INC.

By:

Name:

Title:

MINEVILLE, LLC

By:

Name:

Title:

Exhibit A

List of Assets

The Assets consist of the following:

●	The Mineville and InPvP brands
●	The Mineville in-game software and gameplay logic
●	The Mineville backend software and infrastructure
●	The Mineville maps, builds, and 3D models
●	The Mineville player data and other game-related data
●	The web properties and domains related to Mineville and InPvP
●	The Mineville-dedicated forums
●	The Mineville-dedicated Discord server
●	The Mineville-dedicated social accounts
●	The operational IP and know-how to run the Mineville system

As of the Effective Date, there are no trademark applications pending, no trademarks registered, no patents pending, no patents issued, and no copyrights.